



Victor Ching · 3rd
CEO, Miso (YC S16)
Seoul Incheon Metropolitan Area · Contact info
500+ connections

 Miso (YC S16)

Y Combinator

Experience

Chief Executive Officer
Miso (YC S16)
Aug 2015 – Present · 6 yrs 3 mos

Co-Founder
Chinchin
Oct 2013 – Jul 2015 · 1 yr 10 mos

Co-founded a dating app that failed. Learned important lesson that external validation from investors and/or press is worthless. All that matters is that customers love your product.

Chief Product Officer
Delivery Hero Korea
Dec 2011 – Sep 2013 · 1 yr 10 mos
Gangnam-gu, Seoul, Korea

Delivery Hero (http://www.deliveryhero.com) operates online food delivery platforms in multiple countries across the world. The company operates in Korea under the name Yogiyo (http://www.yogiyo.co.kr). Was hired as employee #2 in Korea, guided the company to launch and helped scale the service to become a household name in Korea. ...see more

Co-Founder
Spoqa, Inc.
May 2011 – Dec 2011 · 8 mos
Seoul, Korea

Spoqa (http://www.dodopoint.com) operates a loyalty program for restaurants, cafes and stores in South Korea. The company now generates more than $10 million in revenue a year. Helped form original team of co-founders, contributed to original business plan, pitched investors and received seed funding. ...see more

Education

Y Combinator
2016 – 2016

University of Illinois at Urbana-Champaign - College of Business
1999 – 2003
Activities and Societies: President of University of Illinois Hawaii Club, Co-Founder of University of Illinois Blind Date Club

Punahou School
1993 – 1999